Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES PRICING CHANGE AHEAD OF PLAZA'S PROPOSED RIGHTS OFFERING

Tel Aviv, Israel, October 14, 2014, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today following its announcement dated June 23, 2014 (the "Previous Announcement"),  that as part of the debt restructuring process of Plaza Centers N.V. (“Plaza”), a public company listed on the London Stock Exchange and the Warsaw Stock Exchange in which the Company holds approximately 62.25% of the outstanding shares, that Plaza announced that the terms of rights offering to existing shareholders which will be undertaken by Plaza as part of its debt restructuring (the “Rights Offering”) will be re-priced at EUR 0.0675 per share.

As announced by Plaza, it has been actively reviewing the arrangements for the proposed Rights Offering and has noted the movement in Plaza’s share price since 23 June 2014.  As a result, Plaza has taken the decision to reduce the Rights Offering price to EUR 0.0675 per share to ensure optimal conditions for a full participation in the Rights Offering by shareholders. The parties to the Undertaking and Back Stop Agreement described in the Previous Announcement intend to amend the said agreements to reflect this change.

The Rights Offering remains subject to the approval of the Plaza’s board of directors and of its shareholders, who will be presented with a number of resolutions at a forthcoming general meeting.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the failure of the Rights Offering to receive requisite regulatory approvals, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2013, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com